

September 13, 2012

Via E-mail
Mr. Eric Emans
Chief Financial Officer
Blucora, Inc.
601 108th Avenue
Bellevue, WA 98004

      Re: Blucora, Inc
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 9, 2012
             Form 10-Q for Fiscal Quarter Ended March 31, 2012
             Filed May 10, 2012
             File No. 000-25131

Dear Mr. Emans:

      We have reviewed your letter dated August 15, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 19, 2012.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

1.   We note from your response to prior comment 2 that you will not provide phone support until a taxpayer pays for the Deluxe or Ultimate service. You further state that once a customer has paid for such services, revenue is allocated to the phone tax payer support service and recognized over the period that the services are delivered, which is typically when the returns are e-filed or printed. Please explain further when you recognize revenue for the other elements included in your SaaS arrangements. In this regard, your response to comment 4 in your letter dated June 20, 2012 indicates that online paid services contain three elements: (i) online tax preparation services, (ii) phone support services and (iii) the e-filing of the return. Assuming your customer pays for these online

services prior to filing their return, tell us how you determine the fair value for each of these elements and when you recognize revenue for such services. In addition, please provide the proposed revised disclosures that you intend to include in your future filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief